Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-167807

September 17, 2010

Dodd Kittsley

[Beginning of recorded material.]

CARD 1:	“How have Exchange Traded Products (ETPs) that provide exposure to commodities evolved?”

DODD:	The landscape has changed pretty dramatically. We saw the first exchange-traded products giving precise commodity exposure being launched in the end of 2004.

00:31:48	And that really was an inflection point for the exchange-traded product industry at large, because it really signaled that exchange-traded products are not really just about indexing. They’re about gaining efficient exposure to asset classes in precise market segments as well. It also was very notable at the time because it instantly made gold and silver relevant to a much broader investor base. Prior to exchange-traded products, it was very difficult to gain exposure to the bullions, to the gold and silver bullion in a precise, cost-effective manner.

00:32:23	Since that time, we’ve seen tremendous flows into gold-based exchange-traded products, partly driven by market events, but I think really what was happening was a secular change in the way that people could access gold and it was finally relevant for them to own.

CARD 2:	“How are gold ETPs structured?”

Dodd:	Yeah. They’re a little bit different than some of the exchange-traded products that many folks are familiar with. In specific, exchange-traded

Dodd Kittsley

products giving exposure to gold, like our IAU, are structured under the 1933 act as trusts. So they’re slightly different animals than 1940 act structured products. The structure actually enables us to be able to own a single security or in this case a single actual commodity in the product, which really wasn’t possible and isn’t possible under a ‘40 act type of structure.

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It really changed the way that folks invest in gold and added a tremendous amount of efficiency and enabled folks to be able to think of gold from an asset allocation standpoint as well as a tactical standpoint as well.

CARD 3:	Any trends in how investors use gold ETPs?

Dodd:	We’re seeing a lot of very interesting trends. They’re using gold for many different purposes. The one that we find that’s becoming most prevalent is folks recognizing that gold can serve as a noncorrelated or uncorrelated asset to traditional, other asset classes.

00:28:26	So for many clients that we’re working with, they’re using gold as a small position, but a position in their strategic asset allocation models. For others we’re seeing them use exchange-traded products like IAU as a hedge against inflation, as a way to protect against geopolitical risk, economic risk and uncertainty in periods of market volatility. Gold traditionally as an asset class has performed extremely well when equity markets have done poorly.

00:28:58	In fact, in seven out of the 10 worst quarters in the S&P 500, gold as an asset class actually had positive returns during that time. So it really is a very defensive type of play, but also a strategic play as well.

Dodd Kittsley

CARD 4:	For investors, would the liquidity between different gold ETPs be similar?

Dodd:	Yeah, the liquidity really would. I mean, the liquidity of the exchange-traded products in the gold market really is driven by the liquidity of accessing gold in general. So it’s much less relevant of looking at secondary market trading volume the way one would assess the differences between two equity exchange-traded products

CARD 5:	Is the popularity of gold ETPs helping to drive the price of gold itself?

DODD:	You know, we did a study on this, looking at correlation of price of gold to cash inflows and outflows in the aggregate gold products listed globally. And conclusion from that study is there really wasn’t an immediate impact on the price of gold. A lot of people thought, hey, you know, this has really changed the gold and led to inflated prices that aren’t sustainable. That being said, I mean, I do think it has — the fact that gold is much more accessible and to a broader audience, it’s really led to a secular change in the marketplace.

00:30:11	It’s enabled gold to be able to, again, be accessed more efficiently. And certainly that has created increased demand that we’re seeing, and that would certainly be a positive catalyst for the price of gold.

Dodd Kittsley

CARD 6:	“How have institutions and other investors reacted to the increased accessibility to gold via exchange traded products?

DODD:	We’re [finding] institutions [finding] gold exchange-traded products offering advantages relative to traditional ways that they’ve accessed the gold market, whether it be through swaps or futures contracts as well. For the individual investor, it really offers more precise ways of gaining exposure to gold.

00:37:28	In the past, folks have had to invest in gold-mining companies, where there’s not necessarily a great correlation between those companies and actually the movement in gold prices. So it has offered precision in both markets. I think they’re being used subtly differently.

DISCLOSURE CARD:

This material represents an assessment of the market environment at a specific time and is not intended to be a forecast of future events or a guarantee of future results. The opinions expressed are intended to provide insight or education and are subject to change. This information should not be relied upon as research or investment advice regarding any security.

The iShares Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting

Dodd Kittsley

www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are created to reflect the price of the gold held by the Trust, less the Trust’s expenses and liabilities, the market price of the shares will be as unpredictable as the price of gold has historically been.

The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

BlackRock Asset Management International Inc. (“BAMII”) is the sponsor of the Trust. BlackRock Fund Distribution Company (“BFDC”), a subsidiary of BAMII, assists in the promotion of the Trust. BAMII is an affiliate of BlackRock, Inc.

©2010 BlackRock Institutional Trust Company, N.A. All rights reserved. iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. iS-3327-0910

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